Exhibit 99.1

Sun Life names Timothy Deacon as Chief Financial Officer

TORONTO, March 25, 2024 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce the appointment of Timothy (Tim) Deacon as Executive Vice-President and Chief Financial Officer, reporting to Kevin Strain, President and CEO, Sun Life, effective April 8, 2024. Mr. Deacon will become a member of Sun Life's global Executive Team.

He succeeds Manjit Singh, who is now President of Sun Life Asia. Mr. Singh will continue in his role as President of Sun Life Asia and as CFO until Mr. Deacon assumes his new role.

Mr. Deacon brings over 20 years of global experience in Insurance, Wealth and Asset Management, Investments and Capital Markets. He has a proven track record of success in strategic financial leadership as well as delivering growth, change and transformation for large global financial institutions.

Mr. Deacon joins Sun Life most recently from a large pension plan with an extensive global footprint where he was the Chief Financial Officer and led a global finance function including financial management and reporting, taxation, financial operations, enterprise planning, asset valuation, procurement and sustainability reporting.

As CFO, Mr. Deacon will have responsibility for Sun Life's Finance organization including Finance, Tax, Capital Management, Investor Relations and strategic financial initiatives.

"We're excited to welcome Tim to Sun Life. He brings with him an exceptional depth of experience and expertise in both asset management and insurance," said Mr. Strain. "With financial discipline as one of Sun Life's strategic priorities, I'm confident Tim will continue advancing this focus, while accelerating our growth aspirations and innovation in our Finance function. His deep industry knowledge combined with his proven leadership will make him a strong addition to our Executive Team."

As an active community leader, Mr. Deacon is a member of the Canadian Performance Reporting Board at CPA Canada, co-Chair of the Accounting for Sustainability CFO Network (Canadian Chapter) and Board Member and Treasurer of Business / Arts and St. Clement's School in Toronto. Mr. Deacon is a resident of Toronto. He holds a Bachelor of Commerce from Queen's University and is a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and a Certified Public Accountant in the State of Illinois.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2023, Sun Life had total assets under management of $1.40 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	David Garg
Associate Vice-President	Senior Vice-President, Capital
Corporate Communications	Management and Investor Relations
T. 416-979-6070	T. 416-408-8649
rajani.kamath@sunlife.com	david.garg@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 08:00e 25-MAR-24